Results of Extraordinary General Meeting of Shareholders and
Resolutions of Board of Directors’ Meeting

On September 21, 2005, our board of directors held a meeting right after the extraordinary general meeting of shareholders. As a result of our board of directors’ meeting, the board of directors elected Mr. Ryu Il Young (or Nichiei Ryu in the Japanese language) as our new Chairman of our board of directors and Chief Executive Officer, or CEO. Mr. David Woongjin Yoon, our former CEO, resigned from his post as CEO but is expected to remain as one of our directors and executive officers. We would like to inform you that this release supersedes our current report on Form 6-k that we released on September 13, 2005 entitled ‘Joint-CEO’. Due to the resignation of Mr. Yoon from his post as CEO, our board of directors resolved not to adopt a joint-CEO regime and elected Mr. Ryu as the chairman of our board of directors and CEO. Mr. Yoon will continue to maintain his title as our President and carry on his responsibilities as our director and executive officer. A total of seven out of nine directors, including Mr. Jung Ryool Kim, have resigned from their directorships prior to the extraordinary general meeting of shareholders that was held on September 21, 2005. At our extraordinary general meeting of shareholders, Mr. Ryu Il Young was elected as one of our standing directors and Mr. Eiji Deyama as an outside director while Mr. Kotani Yasushi, Mr. Joon Hee Won and Mr. Jae Young Lee were elected as our independent directors who will also serve on our audit committee.

Mr. Ryu, our new chairman of the board and CEO has the following experience:

Mr. Ryu Il Young is currently the CEO of EZER Inc. In 2004, he founded CJ Internet Japan and served as CEO. In 2003, Mr. Ryu held an online game fantasy event with the Softbank group. In 2002, formed an alliance between Techno Blood Inc. and Dasan Venture and managed Techno Blood & Dasan, the first Korea-Japan IT Fund. In 2001, he started a Korea/Japan Bridging Business for Cultural Exchange between Korea & Japan. In 1999, Mr. Ryu founded Techno Blood Inc. In 1995 he founded Area Network Limited and served as CEO.

Outside or Independent Directors

The following table sets forth the names, positions at our company and the election dates of our new outside or independent directors as of September 21, 2005

Name	Position	Date elected as a director
Kotani Yasushi	Independent Director and Audit Committee member	September 21, 2005

Joon Hee Won	Independent Director and Audit Committee member	September 21, 2005

Jae Young Lee	Independent Director and Audit Committee member	September 21, 2005

Eiji Deyama	Outside Director	September 21, 2005

In accordance with applicable Korean laws and regulations, we asked our shareholders to elect four directors to our board of directors at our extraordinary general meeting of shareholders,. Before the shareholders’ meeting, six independent directors, Myung Whan Suh, Chan Joong Park, So Young Choi, Jong Mahn Park, Mu Sik Jung, and Hyung Oh Yoo resigned from their directorships. We currently do not have a majority of our board of directors comprised of independent directors in accordance with the Nasdaq listing requirements under Rule 4350(c)(1). However, as we are a foreign private issuer that qualifies as a “controlled company” more than 50% of whose voting power is held by a single individual, group or another company, we believe that we now qualify for an exemptions from Rule 4350(c)(1) under Rule 4350(a) and Rule 4350(c)(5) of the Nasdaq Marketplace Rules.

Committees of Our Board of Directors

Under our articles of incorporation, we currently have three committees that serve under our board of directors:

- - -	the audit committee the director nomination committee; and the compensation committee.

At the meeting of our board of directors, our board of directors elected members to each committee as follows:

Audit committee

The audit committee currently consists of the following directors: Kotani Yasushi, Joon Hee Won, and Jae Young Lee, all of which are independent as set forth under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and under the Nasdaq listing requirements. The audit committee is chaired by Joon Hee Won.

Director nomination committee

The Director nomination committee consists of the following three directors: Jae Young Lee, Eiji Deyama, and Kotani Yashshi. The director nomination committee is chaired by Jae Young lee.

Compensation committee

The Compensation committee consists of following three directors: Jae Young Lee, Eiji Deyama, and Kotani Yashshi. The compensation committee is chaired by Jae Young lee.

Gravity’s incumbent directors and officers

Set forth Below are our new directors and officers:

Executive Officers who are members of Board of Directors

● ● ●	Chairman of our board of directors and Chief Executive Officer: Ryu Il Young President: David Woongjin Yoon Corporate Controller: Kwan Shik Seo

Executive Officers who are not members of Board of Directors

● ● ● ● ●	Vice President of Human Resources: Kyu Hyeong Lee
 Vice president of Finance and Accounting and CFO: William Woosuk Song
 Investor Relations Director and General Counsel: John Chunho Chung
 Director of Strategic Business: Sang Keun Kim
Director of Public Relations: Young Soo Lee

Outside Directors who are members of Board of Directors

● ● ● ●	Outside and Independent Director and Audit Committee member: Kotani Yasushi
 Outside and Independent Director and Audit Committee member: Joon Hee Won
 Outside and Independent Director and Audit Committee member: Jae Young Lee
Outside Director: Eiji Deyama

Consulting Contract with Mr. Jung Ryool Kim

On September 21, 2005, we entered into a consulting contract with Mr. Jung Ryool Kim, our former chairman, director and controlling shareholder, to receive consulting services based on Mr. Kim’s knowledge and expertise in the game industry. The term of this consulting contract is six months, renewable upon mutual agreement. As compensation, Mr. Kim will receive KRW 100 million per year and other fringe benefits and reimbursement of expenses. Mr. Kim will perform these services as our Internal Counselor.